Filed Pursuant to Rule 433

Registration No: 333-134553

15YR NC 1YR Lehman Steepener

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	Moody’s A1/ S&P A+/ Fitch AA–

Issue Size:	$2,000,000 (increasing the total offering size to $31,000,000)

Issue Price:	100.0%

Redemption Price:	100.0%

CUSIP:	5252M0AY3

Upsize Trade Date:	December 18, 2007

Original Trade Date:	November 27, 2007

Issue Date:	December 28, 2007

Maturity Date:	December 28, 2022, subject to Issuer’s Call Option

Interest Rate:

From and including the Issue Date to but excluding December 28, 2008:
9.50% From and including December 28, 2008, to but excluding the Maturity Date:

50 * (30yr CMS Rate – 10yr CMS Rate), subject to a minimum of 0%

Day Count Basis:	30/360

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Interest Payment Dates:	Quarterly on the 28th of March, June, September and December, commencing March 28, 2008, subject to Issuer’s Call Option

Interest Reset Dates:

Quarterly on the 28th of March, June, September and December, commencing December 28, 2008, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date

30yr CMS Rate

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

10yr CMS Rate

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00 a.m., New York City time, on the related Interest Determination Date.

If the 30yr CMS Rate or the 10yr CMS Rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

Business Days:	New York and London

Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date commencing on or after December 28, 2008, provided that the Issuer gives 5 Business Days notice to the investor, to call the Notes in whole or in part at the Redemption Price.  All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Business Day Convention:	Modified following, unadjusted

Denominations:	$1,000 / $1,000

Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.

Fees:		Price to Public (1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$15	$985
	Total (3)	$2,000,000	$30,000	$1,970,000

	(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions equal to $15.00 per $1,000 principal amount, or 1.50%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

	(3)

The notes will be issued in an aggregate principal amount of $2,000,000 and will form a single tranche with the $29,000,000 aggregate principal amount of Medium-Term Notes, Series I, due December 28, 2022 that Lehman Brothers Holdings will issue on December 28, 2007. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $31,000,000.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of the 30yr CMS Rate and 10yr CMS Rate

The following shows the 30yr CMS Rate and the 10yr CMS Rate in effect on the Original Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30yr CMS Rate and 10yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 10yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 30yr CMS Rate and 10yr CMS Rate make the Notes’ effective interest rate after December 28, 2008, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
11/27/2007	4.958	4.648	0.310
9/28/2007	5.412	5.156	0.256

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
6/28/2007	5.855	5.703	0.152
3/28/2007	5.381	5.153	0.228
12/28/2006	5.309	5.168	0.141
9/28/2006	5.286	5.156	0.13
6/28/2006	5.906	5.833	0.073
3/28/2006	5.381	5.308	0.073
12/28/2005	5.068	4.918	0.15
9/28/2005	4.956	4.713	0.243
6/28/2005	4.671	4.372	0.299
3/28/2005	5.379	5.078	0.301
12/28/2004	5.319	4.711	0.608
9/28/2004	5.124	4.43	0.694
6/28/2004	5.807	5.232	0.575
3/29/2004	5.121	4.275	0.846
12/29/2003	5.349	4.622	0.727
9/29/2003	5.32	4.492	0.828
6/30/2003	4.826	3.873	0.953
3/28/2003	5.216	4.345	0.871
12/30/2002	5.122	4.239	0.883
9/30/2002	5.109	4.271	0.838
6/28/2002	6.01	5.363	0.647
3/28/2002	6.401	6.089	0.312
12/28/2001	6.294	5.908	0.386
9/28/2001	5.877	5.225	0.652
6/28/2001	6.477	6.2	0.277
3/28/2001	6.306	5.929	0.377
12/28/2000	6.298	6.172	0.126
9/28/2000	6.998	6.938	0.06
6/28/2000	7.349	7.347	0.002
3/28/2000	7.334	7.398	-0.064
12/28/1999	7.337	7.221	0.116
9/28/1999	7.022	6.822	0.2
6/28/1999	6.879	6.801	0.078
3/29/1999	6.301	6.055	0.246
12/28/1998	5.852	5.592	0.26
9/28/1998	5.875	5.393	0.482
6/29/1998	6.089	6.012	0.077
3/30/1998	6.37	6.217	0.153
12/29/1997	6.318	6.23	0.088
9/29/1997	6.72	6.527	0.193
6/30/1997	7.124	6.886	0.238
3/31/1997	7.433	7.276	0.157
12/30/1996	6.899	6.635	0.264

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
9/30/1996	7.328	7.055	0.273
6/28/1996	7.292	7.076	0.216
3/28/1996	7.154	6.844	0.31
12/28/1995	6.364	6.014	0.35
9/28/1995	7.008	6.663	0.345
6/28/1995	6.97	6.508	0.462
3/28/1995	7.872	7.54	0.332
12/28/1994	8.352	8.179	0.173
9/28/1994	8.358	7.937	0.421
6/28/1994	8.11	7.618	0.492
3/28/1994	7.556	7.024	0.532
12/28/1993	6.91	6.044	0.866
9/28/1993	6.577	5.598	0.979
6/28/1993	7.337	6.133	1.204
3/29/1993	7.605	6.408	1.197